UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 29, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED: MINING INDUSTRY SUBMITS CODE PROPOSAL TO DRC GOVERNMENT**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

29 March 2018

NEWS RELEASE

Mining industry submits code proposal to DRC Government

(PRESS RELEASE) -- Mining industry representatives* in the Democratic Republic of Congo have submitted a formal proposal to the country's Ministry of Mines that is designed to address concerns about the recently revised mining code as well as the government's revenue needs.

Among other things, it proposes linking a sliding scale of royalty rates to the prices of the key commodities, which industry representatives believe would be a more effective mechanism than the windfall tax introduced in the new code and at current prices would immediately give the government a higher share of revenues than what is provided in the new code. It also deals with stability arrangements, state guarantees and mining conventions.

Along with the stability afforded to convention holders, enshrined in the 2002 mining code is a 10 year stability clause which provides that the holders of mining and exploration titles will continue to be governed by the terms of the 2002 mining code in the event of the implementation of any new law for such period.

Article 276:
"The State guarantees that the provisions of the present Code can only be modified if, and only if, this Code itself is the subject of a legislative amendment adopted by Parliament.

The rights attached to or deriving from an exploration licence or mining exploitation licence granted and valid on the date of the enactment of such a legislative modification, as well as the rights relating to or deriving from the exploitation licence subsequently granted by virtue of such an exploration licence, including among others, the tax, customs and exchange regimes set forth in this Code, remain acquired and inviolable for a ten-year period from the date of:
    a) the entry into force of the legislative modification for the valid exploitation licences existing as of that date;

b) the granting of the exploitation licence subsequently granted by virtue of a valid exploration licence existing on the date of entry into force of the legislative modification.

However, the proposal accepts 76% of the articles in the 2018 code and suggests changes to the rest only to ensure the effectiveness and legality of the code. The mining industry representatives believe these changes will resolve issues with the code and contractual relationships while giving the DRC and its people increased participation in the proceeds of mining.

* Issued on behalf of members of the DRC mining industry representing more than 85% of the DRC's copper, cobalt and gold production and most significant development projects: Randgold Resources, Glencore, Ivanhoe Mines, Gold Mountain International/ Zijin Mining Group, MMG Limited, Crystal River Global Ltd and China Molybdenum Co, Ltd (CMOC), AngloGold Ashanti.

ENDS

Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

<u>**CONTACTS**</u>

<u>**Media**</u>

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	cnthite@anglogoldashanti.com
Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	sbailey@anglogoldashanti.com
General inquiries	**media@anglogoldashanti.com**	

<u>**Investors**</u>

Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	sbailey@anglogoldashanti.com
Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**	sbrockman@anglogoldashanti.com
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 29, 2018

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance